

February 14, 2007

Mr. Jérôme Contamine
Senior Executive Vice President and Chief Financial Officer, Veolia Environment
36/38, Avenue Kléber
Paris, France 75116

> **Re:** **Veolia Environment**
> **Form 20-F for the fiscal year ended December 31, 2005**
> **File No. 1-15248**

Dear Mr. Contamine:

We have reviewed your response to our letter dated September 25, 2006 and have the following comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note from a company publication and media reports that you may have operations in Iran and Syria, countries identified as state sponsors of terrorism by the U.S. State Department and subject to export controls and sanctions administered by the U.S. Commerce Department's Bureau of Industry and Security and the U.S. Treasury Department's Office of Foreign Assets Control. Your Form 20-F discloses that you have operations in the Middle East and Africa but does not contain information relating specifically to operations in or contacts with Iran or Syria. Please describe your current, past and anticipated operations in and contacts with Iran and Syria, including through subsidiaries, affiliates and other direct and indirect arrangements.

2. Discuss the materiality to you of the operations and contacts described in your response to the foregoing comment, in light of the related countries' status as state sponsors of terrorism. Please also discuss whether the operations or contacts constitute a material investment risk to your security holders.

3. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Iran and Syria, individually and in the aggregate. Please address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon your reputation and share value.

    For example, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. We note also that the Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies operating in Iran and Syria.

    Please also address the impact of your regulatory compliance programs, such as programs designed to prevent terrorism funding, which cover operations and contacts associated with these countries, and any internal risk assessment undertaken in connection with business in those countries.

Item 5. Operating and Financial Review and Prospects, page 33
Critical Accounting Policies, page 34

4. We note your response to our prior comment one regarding asset impairments. Item 5.D of Form 20-F requires disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. Potential asset impairments are, inherently, uncertainties over the recoverability of recorded assets and may require specific disclosure prior to the period of the impairment charge. See guidance in sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB Topic 5:P.4. Also, Section 216 of the Financial Reporting Codification states that "registrants have an obligation to forewarn public investors of the deteriorating condition which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss." See also the discussion regarding asset impairments in *Summary by the Division of Corporation Finance of Significant Issues Addressed in the Review of the Periodic Reports of the Fortune 500 Companies* on the SEC website. As such, for reporting units that are reasonably likely to experience material goodwill write-downs in future periods, please identify the reporting units, disclose the amount of goodwill at those reporting units, the carrying value of the reporting units, the fair value of the reporting units, the assumptions used in determining the fair value of the reporting units, the basis for these assumptions, and uncertainties related to these assumptions. Regarding disclosure of a sensitivity analysis, we appreciate that your fair value estimates are based on multiple factors that may impact each other. Nonetheless, for your most significant assumptions, we continue to believe that your disclosures should include a sensitivity analysis showing the effect of a 1% change in these assumptions on the fair value of the reporting units. In your response, please show us what your future disclosures will look like.

5. We also note your response to prior comment one as it relates to tax uncertainties. It is unclear why additional disclosures in the aggregate would prejudice your position, as aggregated disclosures would not specifically state amounts at risk in each jurisdiction. As such, please be advised that if your tax uncertainties are material, based on the quantitative and qualitative factors discussed in SAB 99 (as opposed to Item 103 of Regulation S-K), we expect you to disclose the amount of the provisions for your tax uncertainties; where on your balance sheet and income statement you have recognized these amounts; the jurisdictions where the most significant tax exposures are; the issues the tax exposures relate to; the status of negotiations, tax audits, and open tax years; and the estimated timing of cash outflows for the most significant exposures. In addition, to the extent that you have material changes in this provision in future periods, please ensure your disclosure includes the specific events in each jurisdiction that gave rise to the reversal or recognition of additional provisions.

Exemptions to IFRS, page 35

6. We note your response to our prior comment two. In future filings, please disclose the following:
    - the reason that the restatement of your business combinations would not have had a material impact on your consolidated financial statements (i.e. because the accounting for your business combinations under French GAAP prior to the date of transition is similar to what the accounting would have been, had you restated these business combinations to apply IFRS 3).
    - for the Vivendi Universal transaction in 1999 and any other material business combinations prior to January 1, 2004, where there is no guidance under IFRS:
      o what your accounting policy would have under had you applied IFRS (i.e. because there is no guidance under IFRS for accounting for common control transactions, had you applied IFRS 3 to the Vivendi Universal, you would have still accounted for the transaction at fair value, as you had under French GAAP).
      o a qualitative discussion of the impact to your accounting for the Vivendi Universal transaction had you not applied fair value (i.e. you would have accounted for the transaction at the historical cost basis, similar to the accounting under US GAAP discussed in note 50A to your financial statements).

Results of Operations, page 37

7. We note your response to prior comment three, including your statement that operating margin is a more significant indicator of your performance than the lines cited in our previous comment. However, we also note that the primary drivers of the change in operating income margin from 6.6% in 2004 to 7.5% in 2005 are the changes in general and administrative expenses and in other operating revenue and expenses. However, from your discussion of operating income in your Operating and Financial Review and Prospects, it is unclear what types of costs you have included in these lines and what has driven the changes in these lines from 2004 to 2005. As such, a reader is not able to fully understand the most significant reasons for the changes in operating income. Accordingly, in future filings, please include disclosure to address these areas.

Litigation, page 65

8.   We have read your response to our prior comment five and note your concerns over addressing individual matters and their possible losses in your financial statements. However, we continue to believe that these items should at least be addressed in the aggregate in order for your readers to obtain a clear understanding of the potential outcomes of these matters. Accordingly, in future filings, if material, please disclose the reasonably possible additional range of loss, at a minimum, in the aggregate for your loss contingencies. In addition, please be advised that for financial statement purposes, your consideration of materiality should be based on the quantitative and qualitative factors in SAB 99. We do not believe that use of the 10% threshold in Item 103 of Regulation S-K is appropriate for financial statement purposes, as we note that this amount – €1.6 billion – represents almost 50% of your operating cash flows and approximately 85% of your operating income.

Item 15. Controls and Procedures, page 81

9.   We note your response to prior comments seven. Please be advised that if your financial statements are restated in the future, your disclosure controls and procedures should discuss management's basis for concluding that disclosure controls and procedures are effective, if this is the case, despite the restatement.

10. We note your response to prior comment eight. In future filings, please ensure that your disclosures to comply with Item 15(d) of Form 20-F clearly state whether or not there were any changes in your internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. If you have had such changes, please disclose these changes.

Financial Statements
Consolidated Cash Flow Statement, page F-4

11. We note your response to prior comment 12. Citing relevant accounting literature, please tell us your basis for presenting discontinued operations in your income statement in 2004 net of minority interests, rather than as an allocation of profit or loss, as discussed in paragraph 82 of IAS 1.

Notes to Financial Statements
General

12. We note your response to prior comment 14. Paragraph 36 of IFRS 1 and IAS 1, as well as General Instruction G to Form 20-F, require at least one comparative year in the first year of reporting under IFRS. However, it does not appear that your disclosures of movements in goodwill, other intangible assets, publicly owned utility networks, associates and other investments, and your goodwill and other intangible asset tests, among others, include complete comparative information. For example, while we note that you have complied with the requirements of paragraph 73(e) of IAS 16 related to tangible assets and paragraph 118(e) of IAS 38 related to intangible assets by providing a reconciliation of the carrying amount from the beginning to the end of 2005, it does not appear that you have included the same information for the comparative period (i.e. reconciliation from December 31, 2003 to December 31, 2004). Please do so in future filings. Please also note that the above list is not comprehensive, but simply represents examples where comparative information has not been included.

13. We note your response to prior comment 15. Item 10(e)(1)(ii)(C) of Regulation S-K prohibits the presentation of non-GAAP financial measures in the notes accompanying financial statements. Although your response provides some information as to how you use net financial debt and subtotals excluding "nonrecurring" items, you have not explained your basis in IFRS for including these amounts. In other words, please tell us why you do not believe that the presentation of net financial debt and of subtotals excluding "nonrecurring" items represent non-GAAP measures. Further, please tell us the nature and amount of each of the items classified as "nonrecurring" in 2005 and 2004. Alternatively, please remove these disclosures in future filings.

Note 1-9. Business Combinations, page F-7

14. Please clarify your response to prior comment 17. Specifically, you state that your chief operating decision maker "reviews operating results of the divisions to make decisions about allocation of resources and to assess their performance." However, you also state that (1) "performance is monitored *primarily* [emphasis added] with respect to these operating segments" and (2) that your divisions are categorized by country and by geographical region. Please tell us, in detail, the business activities (e.g. only divisions in aggregate, division by geographical region, or division by country) and the nature of the related financial information that are included in the internal financial reports that your chief operating decision maker receives. If your chief operating decision maker receives revenue and expense information by division by either geographical region or country, please tell us why you do not believe that your operating segments are your divisions by geographical region or country.

Note 1-14. Financial instruments, page F-8

15. Please clarify your response to prior comment 22 by addressing the following:
   - please tell us the specific terms of the UCITS that you hold and how these terms meet the definition of cash equivalents in IAS 7.
   - you state that the AMF ruled that UCITS satisfied the criteria to meet the definition of cash equivalents in *substantially* all cases (emphasis added). Please tell us the terms of the instruments that, according to the AMF, do not meet the definition of cash equivalents under IFRS. Please also tell the amount, if any, of the UCITS you hold with these terms.
   - you state that the UCITS are "so near their maturity that they present insignificant risk of changes in value." Please tell us the range of maturity dates at acquisition of your UCITS.
   - regarding your negotiable debt instruments, please tell us the nature of any restrictions surrounding your ability to demand repayment.
   - please tell us the range of maturity dates at acquisition of your negotiable debt instruments.

Note 1-20. Accounting policies specific to environmental services activities, page F-10

16. We note your response to prior comment 27 and 28. Please help us understand your accounting by telling us the accounting for an example of your typical IFRIC 4 contract or contracts, if the accounting differs based on the terms of the contract. Specifically, we would like to understand the debits and credits associated with your revenue recognition and asset recognition related to the construction portion of your contracts, the service portion of your contracts, the financing portion of your contracts, and the transfer portion of your contracts. Please include hypothetical amounts in your example so that we may better understand the accounting. Please also address this comment as it relates to your concession / affermage contracts.

17. In your response to prior comment 28, you state that revenue from service contracts that qualify as concession/affermage contracts is recognized…as detailed in your response to prior comment 31. You also state that you did not note any differences between IFRS and US GAAP in this area. However, prior comment 31 addresses the percentage-of-completion method. As such, it is unclear whether you are applying the percentage-of-completion method under SoP 81-1 for US GAAP purposes to service contracts. If so, please tell us your basis for doing so, as it appears that your services would be outside the scope of SoP 81-1. Please refer to page 39 of the Current Accounting and Disclosure Issues document at www.sec.gov.

18. We understand that you will be adopting IFRIC 12 as of January 1, 2006. Please clarify whether all of your IFRIC 4 contracts and all of your concession/affermage contracts will be included in the scope of IFRIC 12.

Note 4 – Goodwill, page F-12

19. We have read your response to our previous comment 35. While we acknowledge that the €70 million impairment charge in your Scandinavian Transportation Division does not appear to be material to your balance sheet, it represents almost 5% of your operating income and 11% of your net income from continuing operations in 2004. In light of the magnitude of these amounts, please include the disclosures required by paragraphs 130(a), 130(e), 130(f), and 130(g) of IAS 36 in future filings.

Note 12 – Deferred tax assets and liabilities, page F-17

20. We note your response to prior comment 43. In future filings, please address the following regarding your IAS 12 disclosures:
    - Paragraph 80(g) – please ensure that you include the information you provided us in prior comment 42 in future filings to comply with paragraph 80(g) of IAS 12.
    - Paragraph 81(e) – we note your disclosures of the amount of deductible temporary differences and unused tax losses and credits for which no deferred tax asset is recognized in the balance sheet of €457 million at December 31, 2005. However, please disclose the expiration date, if any, of these amounts in future filings.
    - Paragraph 81(g) – we note your disclosures in accordance paragraph 81(g)(i). However, in future filings, please include the disclosures required by paragraph 81(g)(ii).

Note 19 – Non-current and current provisions, page F-22

21. We have read your response to prior comment 46. It is unclear how aggregated disclosures of the items listed in paragraph 85 of IAS 37 would seriously prejudice your position. As such, if your settlements will have a material impact on your results of operations, financial position or liquidity, please ensure that your disclosures include the information required by paragraph 85.

22. Please clarify your response to prior comment 47. In this regard, please help us understand why you recognize a provision for maintenance and repair prior to these costs actually being incurred. It appears that such costs are those needed to be incurred to operate in the future, for which an obligating event has not yet occurred. As such, please further explain your consideration of paragraphs 17-19 of IAS 37. For US GAAP purposes, please tell us your consideration of FSP No. AUG-AIR-1 regarding the accounting for planned major maintenance projects.

Note 25 – Operating income, page F-27

23. We note your response to prior comment 50. The line "operating depreciation, amortization, provisions and impairment losses" on your statement of cash flows suggests that this line is only adding back non-cash items. However, based on your disclosures in notes 19 and 25 and your response to prior comment 50, it appears that cash items (i.e. utilization of provisions, which are reflected in the "reversals" column in note 25) are also included in this line. To clarify your presentation, please address the following in future filings:
   - Separately present the cash activity (i.e. utilizations of provisions) from the non-cash activity in your statement of cash flows.
   - In note 25, "utilizations" should be removed from "reversals" in order to tie to the revised line "operating depreciation, amortization, provisions and impairment losses."
   In addition, regarding your replacement costs, you state that €94.2 million were recognized and reversed at the time the expense was incurred and that €256.8 million qualified for expenses as incurred and were recorded in cost of sales. However, it is unclear how these amounts relate to the €69.4 million of maintenance and repair costs charged to expense, as disclosed in note 19. Please advise.

Note 28 – Income tax expense, page F-29

24. We note your response to prior comment 51. In future filings, please ensure that you separately disclose those reconciling items whose effect on your tax rate is greater than five percent (e.g. dividends and loans write-offs in 2004). See Rule 4-08(h)(2) of Regulation S-X.

Note 35 – Employee benefits, page F-36

25. We note your response to our prior comment 57. Please explain, in detail, why sufficient information is not available to enable you to account for these plans as defined benefit plans, including why you do not have access to information relating to the obligations, assets and associated costs. In addition, please tell us to what extent efforts have been made to obtain the information relating to the defined benefit obligations, plan assets and associated costs, including the frequency of these efforts. Regarding the disclosures in paragraphs 32A and 32B of IAS 19, please explain why you would be unable to ascertain whether you are a party to a contract that (1) determines how the surplus (deficit) in the plan will be distributed to (funded by) you and/or (2) gives rise to contingent liabilities from the sharing of items such as actuarial losses or additional liabilities if other participating entities cease to participate. As a party to such contracts, it would appear that information would be available to you to recognize liabilities or to disclose contingent liabilities as discussed in paragraphs 32A and 32B of IAS 19. Please advise.

26. We note your response to prior comment 58. With respect to the disclosures required by paragraph 120A(i) of IAS 19, we note your disclosure of cumulative actuarial gains and losses in 2005, which is the same as the change in cumulative actuarial gains and losses for 2005. However, in future periods, your disclosures in your statement of changes in equity and in schedule 1-8.3 of note 18 will not be sufficient, as these disclosures will only reflect the changes during the period, rather than the cumulative amount as of the balance sheet date. As such, please ensure that you comply with paragraph 120A(i) of IAS 19 in future filings.

    With respect to the disclosures required by paragraph 5d(2) of SFAS 132R, we note that the investment policies and strategy are not directly under your control. Nonetheless, please ensure your future filings include the disclosures required by paragraph 5d(2) of SFAS 132R. Alternatively, tell us why, despite your direct exposure if the insurance companies and UK trust mismanage your benefit plan assets, you are unable to obtain the information described in paragraph 5d(2) of SFAS 132R.

Note 50 – Supplemental disclosures, page F-58

27. We note your response to prior comments 64 and 65. Please confirm our understanding that you test for goodwill impairment under US GAAP by country by division, as you do under IFRS. Further, as previously stated, please note that SFAS 142 does not allow for the re-testing of prior year goodwill based on the application of a new reporting structure to the prior year. However, as previously stated during our review of your 2004 Form 20-F, it appears that goodwill was inappropriately tested for impairment under US GAAP at too high of a level (i.e. reportable segment level). Because you have now restated your 2004 US GAAP results to test for goodwill impairment at, as we understand, the level of by country by division (i.e. what you refer to as the 2005 reporting structure), we have no further comment regarding your disclosures that you restated your 2004 goodwill impairment under US GAAP due to the application of your 2005 reporting structure. However, please be advised that we may still have further comment regarding your goodwill impairment testing under US GAAP, depending on the resolution of our comment above regarding your operating segments.

28. We note your response to prior comment 68. Please address the following in future filings:

- Overall, for each reconciling item in your equity and net income reconciliation, please reference the appropriate narrative description of the difference between IFRS and US GAAP, as it is unclear what some of the reconciling items relate to.
- Please rename your "goodwill, net of amortization" line in your net income reconciliation, as this item appears to relate to the difference in the carrying value of goodwill on disposal. Please also revise your narrative description of differences to clearly discuss the nature of this reconciling item.
- Regarding the €78.6 million of goodwill impairment and €94.6 million of disposed intangible assets in 2004, please ensure your future filings clearly disclose the nature of these reconciling items.
- Regarding the €43.7 million difference related to financial instruments, please clearly disclose the nature of this difference (i.e. primarily shares that were considered trading under IFRS and available-for-sale under US GAAP) in future filings.
- Please clarify your response as to why your tax adjustments in your net income reconciliation are so significant in comparison to the net effect of the other adjustments in your reconciliation. We note that even if we exclude adjustments related to goodwill and impairments, you had a tax reconciling item of €(52.7) million related to adjustments of €(45.2) million in 2005 and €(253.0) million related to adjustments of €(23.3) million in 2004.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732 or, in her absence, to Nili Shah, at (202) 551-3255, or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief